     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 11, 2002


                                                      REGISTRATION NO. 333-86578
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                AMENDMENT NO. 2

                                       TO
                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------
                          PROVINCE HEALTHCARE COMPANY
  (Exact Name of Registrant as Specified in Its Certificate of Incorporation)

                          DELAWARE                                                    62-1710772
              (State or Other Jurisdiction of                                      (I.R.S. Employer
               Incorporation or Organization)                                   Identification Number)

                             ---------------------
                         105 WESTWOOD PLACE, SUITE 400
                           BRENTWOOD, TENNESSEE 37027
                                 (615) 370-1377

              (Address, Including Zip Code, and Telephone Number,
       Including Area Code, of Registrant's Principal Executive Offices)

                                 MARTIN S. RASH
               CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
                          PROVINCE HEALTHCARE COMPANY
                         105 WESTWOOD PLACE, SUITE 400
                           BRENTWOOD, TENNESSEE 37027
                                 (615) 370-1377

           (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent for Service)
                             ---------------------
                                   COPIES TO:

                 L. HUNTER ROST, JR., ESQ.                                     HOWARD T. WALL III, ESQ.
               WALLER LANSDEN DORTCH & DAVIS,                                PROVINCE HEALTHCARE COMPANY
          A PROFESSIONAL LIMITED LIABILITY COMPANY                          105 WESTWOOD PLACE, SUITE 400
        2100 NASHVILLE CITY CENTER, 511 UNION STREET                          BRENTWOOD, TENNESSEE 37027
                 NASHVILLE, TENNESSEE 37219                                         (615) 370-1377
                       (615) 244-6380

   Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.
                             ---------------------
   If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]

   If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [X]

   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

   If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]

                        CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
                                                                                    PROPOSED MAXIMUM
                   TITLE OF EACH CLASS OF                        AMOUNT TO BE      AGGREGATE OFFERING       AMOUNT OF
                SECURITIES TO BE REGISTERED                       REGISTERED             PRICE           REGISTRATION FEE
---------------------------------------------------------------------------------------------------------------------------
Debt Securities and Common Stock (par value
  $.01 per share)(1)                                          $300,000,000(1)(2)         (2)(3)           $27,600.00(4)
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------

(1) Pursuant to General Instruction II.D. of Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), the fee table does not specify by each class of securities to be registered information as to the amount to be registered, proposed maximum offering price per unit, and proposed maximum aggregate offering price. Securities registered hereunder may be sold separately, together or as units with other securities registered hereunder.

(2) The amount to be registered consists of up to $300,000,000 (in U.S. dollars or the equivalent thereof at the time of sale for any debt security denominated in one or more foreign currencies or composite currencies) aggregate amount of (a) an indeterminate amount of Debt Securities (and an indeterminate number of shares of Common Stock issuable upon conversion of the Debt Securities), and (b) an indeterminate number of shares of Common Stock, as may be sold from time to time by the registrant.

(3) Estimated solely for purposes of calculating the registration fee. No separate consideration will be received for securities as may from time to time be issued upon conversion or exchange of the securities registered hereunder. The maximum aggregate offering price of all securities offered pursuant to this registration statement will not exceed $300,000,000.

(4) The registration fee was calculated pursuant to Rule 457(o) under the Securities Act; the registrant previously paid the filing fee in full in connection with its filing of the initial registration statement on April 19, 2002.
                             ---------------------
   THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                             SUBJECT TO COMPLETION


                  PRELIMINARY PROSPECTUS, DATED JUNE 11, 2002


PROSPECTUS

                                  $300,000,000

                           (PROVINCE HEALTHCARE LOGO)

                        COMMON STOCK AND DEBT SECURITIES

     We may from time to time offer, in one or more series, the following:

     - shares of common stock; and

     - debt securities which may be either senior debt securities or subordinated debt securities that may or may not be convertible into shares of our common stock.

     We will offer such securities at an aggregate initial public offering price of up to $300,000,000 on terms determined at the time of any offering. We may offer our common stock and debt securities separately or together, in separate classes or series, in amounts, at prices and on terms set forth in a prospectus supplement to this prospectus and will include, where applicable, the following:

     - in the case of shares of common stock, any public offering price; and

     - in the case of debt securities, the specific title, aggregate principal amount, ranking, currency, form (which may be registered or bearer, certificated or global), authorized denominations, maturity, rate (or manner of calculation thereof) and time payment of interest, terms for sinking fund payments, terms for conversion into shares of our common stock or other securities offered by us, and any public offering price.

     The prospectus supplement also will contain information, where applicable, about certain federal income tax considerations relating to, and any listing on a securities exchange of, the securities covered by such prospectus supplement.

     The securities may be offered directly, through agents designated from time to time by us, or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the securities, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in the applicable prospectus supplement. See "Plan of Distribution." No securities may be sold without delivery of the prospectus supplement describing the method and terms of the offering of such series of securities.


     Our common stock is listed on the New York Stock Exchange under the symbol "PRV."


     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     THIS PROSPECTUS MAY NOT BE USED TO CONSUMMATE SALES OF SECURITIES UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.

                The date of this prospectus is           , 2002

                               TABLE OF CONTENTS


                                                               PAGE
                                                               ----
Where You Can Find Additional Information...................      1
Incorporation of Certain Information by Reference...........      1
Risk Factors................................................      2
The Company.................................................      7
Use of Proceeds.............................................      7
Selected Consolidated Financial Data........................      8
Description of Common Stock.................................      9
Description of Debt Securities..............................     10
Plan of Distribution........................................     17
Experts.....................................................     18
Legal Matters...............................................     18


     This prospectus summarizes material provisions of contracts and other documents to which we refer you. Because this prospectus may not contain all the information that you may find important, you should review the full text of those documents. You should rely only on the information contained and incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information appearing in this prospectus and any prospectus supplement, as well as information we have previously filed with the SEC and incorporated by reference, is accurate as of a later date than the date of this prospectus and any prospectus supplement, or the filing date of such incorporated information, as the case may be. Our business, financial condition, results of operations and prospects may have changed since those dates.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

     We have filed a registration statement on Form S-3 with the Securities and Exchange Commission covering the securities. The registration statement, including all amendments thereto, and the attached exhibits and schedules, contains additional relevant information about the securities.

     In addition, we file reports, proxy statements and other information with the SEC. You also may read and copy this information at the following locations of the SEC:

Public Reference Room        New York Regional Office     Chicago Regional Office
450 Fifth Street, N.W.       233 Broadway                 Northwestern Atrium Center
Room 1024                    New York, New York 10048     500 West Madison Street
Washington, D.C. 20549                                    Suite 1400
                                                          Chicago, Illinois
                                                          60661-2511


     You also may obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W. Room 1024, Washington, D.C. 20549, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms and their copy charges. Our filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. In addition, our reports, proxy statements and other information also may be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.


               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The SEC allows us to "incorporate by reference" the information we file with the SEC, which means:

     - incorporated documents are considered part of the prospectus;

     - we can disclose important information to you by referring you to those documents; and

     - information that we file later with the SEC automatically will update and supersede information contained in this prospectus.


     This prospectus incorporates by reference the following documents, which we have previously filed or will file with the SEC under the Exchange Act (File No. 000-23639):


          (1) our Annual Report on Form 10-K for the year ended December 31,
     2001;

          (2) our Quarterly Report on Form 10-Q for the quarter ended March 31, 2002;


          (3) our Current Reports on Form 8-K, filed with the SEC on February 27, 2002, March 25, 2002, April 10, 2002, May 16, 2002 and June 4, 2002;


          (4) our Registration Statement on Form 8-A, filed with the SEC on May 8, 2002;

          (5) any future filings with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act until our offering is completed.

     You can obtain copies of the documents incorporated by reference in this prospectus without charge, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference as an exhibit in this prospectus, by requesting them in writing or by telephone at the following address:

                          Province Healthcare Company
                         105 Westwood Place, Suite 400
                           Brentwood, Tennessee 37027
                         Attention: Corporate Secretary
                                 (615) 370-1377

                                  RISK FACTORS

     An investment in the securities offered by this prospectus involves a high degree of risk. You should carefully consider the following factors and other information in and incorporated by reference in this prospectus and any prospectus supplement before deciding to purchase the offered securities.

IF GOVERNMENT PROGRAMS REDUCE THE PAYMENTS WE RECEIVE AS REIMBURSEMENT FOR OUR SERVICES, OUR REVENUES MAY DECLINE.

     In 1999, 2000 and 2001, 68.7%, 74.0% and 73.7%, respectively, of our hospital patient days were derived from the Medicare and Medicaid programs, which are highly regulated and subject to frequent and substantial changes. The Federal Balanced Budget Act of 1997, which established a plan to balance the federal budget by fiscal year 2002, includes significant reductions in spending levels for the Medicare and Medicaid programs, including:

     - payment reductions for inpatient and outpatient hospital services;

     - establishment of a prospective payment system for hospital outpatient services, skilled nursing facilities and home health agencies under Medicare; and

     - repeal of the federal payment standard often referred to as the "Boren Amendment" for hospitals and nursing facilities, which could result in lower Medicaid reimbursement rates.

     The financial impact of the Federal Balanced Budget Act of 1997, however, has been lessened somewhat by the Medicare, Medicaid, and SCHIP Benefits Improvement and Protection Act of 2000, although significant revisions in how hospitals are paid for some services are still proceeding. We cannot predict the impact of future legislative and regulatory actions which might be taken to reduce Medicare and Medicaid payment levels.

     In the future, Congress and state legislatures could introduce proposals to make major changes in the health care system. If these proposals are enacted, we may see a decline in the Medicare and Medicaid reimbursements we receive for our services; however, at this time, we do not know what health care reform legislation will be enacted or whether any changes in health care programs will occur.

THE HEALTH CARE COST CONTAINMENT INITIATIVES BY AND THE FINANCIAL CONDITION OF PURCHASERS OF HEALTH CARE SERVICES MAY LIMIT OUR REVENUE AND PROFITABILITY.

     During the past several years, major purchasers of health care, such as federal and state governments, insurance companies and employers, have undertaken initiatives to revise payment methodologies and monitor health care costs. As part of their efforts to contain health care costs, purchasers increasingly are demanding discounted fee structures or the assumption by health care providers of all or a portion of the financial risk through prepaid capitation arrangements. We expect efforts to impose reduced allowances, greater discounts and more stringent cost controls by government and other payors to continue. In addition, we anticipate that organizations offering prepaid and discounted medical services packages may represent an increasing portion of our patient admissions. An increasing number of managed care organizations have experienced financial difficulties in recent years, in some cases resulting in bankruptcy or insolvency. In some instances, organizations with provider agreements with certain of our hospitals have become insolvent, and the hospitals have been unable to collect the full amounts due from such organizations. Other managed care organizations with whom we do business may encounter similar difficulties in paying claims in the future. We believe that reductions in the payments we receive for our services, coupled with the increased percentage of patient admissions from organizations offering prepaid and discounted medical services and difficulty in collecting receivables from managed care organizations, could reduce our overall revenue and profitability.

IF WE FAIL TO COMPLY WITH REGULATIONS REGARDING LICENSES, OWNERSHIP AND OPERATION, WE COULD IMPAIR OUR ABILITY TO OPERATE OR EXPAND OUR OPERATIONS IN ANY STATE.

     All of the states in which we operate require hospitals and most health care facilities to maintain a license. In addition, some states require prior approval for the purchase, construction and expansion of health care facilities, based upon a state's determination of need for additional or expanded health care facilities or services. Such determinations, embodied in certificates of need issued by governmental agencies with jurisdiction over health care facilities, may be required for capital expenditures exceeding a prescribed amount, changes in bed capacity or services and other matters. Five states in which we currently own hospitals, Alabama, Florida, Mississippi, Nevada and Virginia, have certificate of need laws. The failure to obtain any required certificate of need or the failure to maintain a required license could impair our ability to operate or expand operations in any state.


WE ARE SUBJECT TO EXTENSIVE GOVERNMENTAL REGULATION REGARDING CONDUCT OF OUR OPERATIONS AND OUR RELATIONSHIPS WITH PHYSICIANS. IF WE FAIL TO COMPLY WITH THESE REGULATIONS, WE COULD SUFFER PENALTIES OR BE REQUIRED TO MAKE SIGNIFICANT CHANGES TO OUR OPERATIONS.


     The health care industry must comply with many laws and regulations at federal, state and local governmental levels. These laws and regulations are extremely complex and, in many instances, the industry does not have the benefit of significant regulatory or judicial interpretation. In particular, Medicare and Medicaid anti-fraud and abuse provisions, known as the "anti-kickback statute," prohibit some business practices and relationships related to items or services reimbursable under Medicare, Medicaid and other federal health care programs. For instance, the anti-kickback statute prohibits health care service providers from paying or receiving remuneration to induce or arrange for the referral of patients or items or services covered by a federal or state health care program.

     If regulatory authorities determine that any of our hospitals' arrangements violate the anti-kickback statute, we could be subject to liabilities under the Social Security Act, including:

     - criminal penalties;

     - civil monetary penalties; and/or

     - exclusion from participation in Medicare, Medicaid or other federal health care programs, any of which could impair our ability to operate one or more of our hospitals or to operate profitably.


     The Health Insurance Portability and Accountability Act of 1996 required the Department of Health and Human Services to issue regulations requiring hospitals and other providers to implement measures to ensure the privacy and security of patients' medical records. Full compliance with this privacy standard is required by April 14, 2003. We may incur additional expenses in order to comply with the standards. We cannot predict the extent of our costs for implementing the requirements at this stage.



     In addition, the portion of the Social Security Act commonly known as the "Stark law" prohibits physicians from referring Medicare or Medicaid patients to particular providers of designated health services if the physician or a member of his immediate family has an ownership interest or compensation arrangement with that provider. Sanctions for violating the Stark law include civil money penalties and possible exclusion from the Medicare program. Many states have adopted or are considering similar anti-kickback and physician self-referral legislation. Some of the state physician self-referral laws are more restrictive than the Stark law, in that they apply to services reimbursed by all payors, not just by Medicaid or other government payors.


     Moreover, the federal government has shown an increasing willingness to prosecute providers under a variety of fraud laws, including laws that have not traditionally been used for health care fraud, such as the federal civil false claims law and the federal mail and wire fraud laws.

THERE ARE HEIGHTENED COORDINATED CIVIL AND CRIMINAL ENFORCEMENT EFFORTS BY FEDERAL AND STATE GOVERNMENT AGENCIES RELATING TO THE HEALTH CARE INDUSTRY. WE MAY BECOME THE SUBJECT OF AN INVESTIGATION IN THE FUTURE.

     In recent years, the media and public attention have focused on the hospital industry due to ongoing investigations related to:

     - referral, cost reporting and billing practices;

     - laboratory and home health care services; and

     - physician ownership and joint ventures involving hospitals.

     Both federal and state government agencies have announced heightened and coordinated civil and criminal enforcement efforts. In addition, the Office of the Inspector General of the U.S. Department of Health and Human Services and the Department of Justice have established enforcement initiatives that focus on specific billing practices or other suspected areas of abuse. Recent initiatives include a focus on hospital billing for outpatient charges associated with inpatient services, as well as hospital laboratory billing practices.

     We cannot predict whether we or other hospital operators will be the subject of future investigations or inquiries. In the event that we become the subject of an investigation, we will be required to devote management and financial resources to defending our company in the investigation. In addition, any negative publicity surrounding the investigation could affect adversely the price of our common stock and the notes. If we incur significant fines or penalties or are forced to reimburse amounts as a result of the investigation, our profitability may decline.

WE MAY NEED TO OBTAIN ADDITIONAL FINANCING IN ORDER TO FUND OUR ACQUISITION PROGRAM AND CAPITAL EXPENDITURES, AND ADDITIONAL FINANCING MAY NOT BE AVAILABLE WHEN NEEDED.

     Our acquisition program requires substantial capital resources. Likewise, the operations of our existing hospitals require ongoing capital expenditures for renovation, expansion and the addition of medical equipment and technology utilized in the hospitals.


     For example, if specified operating targets are achieved, we have agreed to build replacement facilities for Eunice Community Medical Center and Glades General Hospital. These two facilities are expected to cost approximately $20.0 million and $25.0 million, respectively. We also have committed to fund approximately $9.0 million of costs related to renovations of the surgery, intensive care, laboratory, radiology and certain other ancillary and service areas of Ashland Regional Medical Center, of which approximately $3.7 million has been expended to date.


     We may need to incur additional indebtedness and may issue, from time to time, debt or equity securities to fund these expenditures. We may not receive financing on satisfactory terms. In addition, our existing level of indebtedness may restrict our ability to borrow additional funds. If we are not able to obtain financing, then we may not be in a position to consummate acquisitions or undertake capital expenditures.

OUR GROWTH STRATEGY DEPENDS ON ACQUISITIONS, AND WE MAY NOT BE ABLE TO MANAGE OUR GROWTH EFFECTIVELY OR ACQUIRE HOSPITALS THAT MEET OUR TARGET CRITERIA. WE ALSO MAY HAVE DIFFICULTIES ACQUIRING HOSPITALS FROM NON-PROFIT ENTITIES DUE TO REGULATORY SCRUTINY.

     A key element of our growth strategy is expansion through the acquisition of acute care hospitals in attractive non-urban markets. We face competition for acquisitions primarily from other for-profit health care companies. Some of our competitors have greater financial and other resources than we do. Even though we may acquire additional hospitals, we may not be able to acquire a sufficient number of hospitals that meet our target criteria in order to implement successfully our growth strategy.

     Hospital acquisitions generally require a longer period to complete than acquisitions in many other businesses and are subject to additional regulatory uncertainty. In recent years, the legislatures and attorneys general of some states have shown a heightened level of interest in transactions involving the sale of hospitals by not-for-profit entities. Although the level of interest varies from state to state, the trend is to provide for increased governmental review, and in some cases approval, of transactions in which not-for-profit entities sell a health care facility. Attorneys general in some states have been especially active in evaluating these transactions. Although we have not yet been adversely affected as a result of these trends, such increased scrutiny may increase the difficulty or prevent the completion of transactions with not-for-profit organizations in some states in the future, and may affect our ability to exercise existing purchase options for hospitals, including Palo Verde Hospital in Blythe, California, where our lease expires in December 2002.

WE HAVE A CONCENTRATION OF REVENUE IN TEXAS AND ARIZONA, WHICH MAKES US PARTICULARLY SENSITIVE TO REGULATORY AND ECONOMIC CHANGES IN THOSE STATES.


     Palestine Regional Medical Center, Ennis Regional Medical Center and Parkview Regional Medical Center, each located in Texas, collectively accounted for 23.9% of our net operating revenue for the year ended December 31, 2001. This concentration makes us particularly sensitive to economic, competitive and regulatory conditions in Texas. Any adverse change in these conditions could reduce significantly our revenues and profitability.



     We also own Havasu Regional Medical Center in Lake Havasu City, Arizona, which accounted for approximately 15.0% of our net operating revenue for the year ended December 31, 2001. Similarly, this concentration of revenue in Arizona makes us particularly sensitive to economic, competitive and regulatory conditions in Arizona. Any adverse change in these conditions could reduce significantly our revenues and profitability.


OUR CALIFORNIA HOSPITALS MUST COMPLY WITH CALIFORNIA SEISMIC STANDARDS WHICH MAY REQUIRE US TO MAKE SIGNIFICANT CAPITAL EXPENDITURES.


     California has a statute and regulations that require hospitals to meet seismic performance standards. Regulated hospitals that do not meet the standards may be required to retrofit facilities. California law requires that owners of regulated hospitals evaluate their facilities and develop a plan and schedule for complying with the standards. We are required to conduct engineering studies of our California facilities to determine whether and to what extent modifications to our facilities will be required. We have submitted compliance plans for our California facilities. Any facilities not currently in compliance with the seismic regulations and standards must be brought into compliance by 2008, or 2013 if the facility obtains an extension. In the event that our California facilities are found not to be in compliance with the seismic standards, we may be required to make significant capital expenditures to bring the California facilities into compliance, which could impact our earnings.


OUR PERFORMANCE DEPENDS ON OUR ABILITY TO RECRUIT AND RETAIN QUALITY PHYSICIANS, NURSES AND OTHER HEALTH CARE PROFESSIONALS AT OUR HOSPITALS.

     The success of our owned or leased hospitals depends on the following factors:

     - the number and quality of the physicians on the medical staff of, or who admit patients to, our hospitals;

     - the admissions practices of those physicians; and

     - the maintenance of good relations between our company and such physicians.

     Because physicians generally direct the majority of hospital admissions, our success has been dependent, in part, upon recruiting quality physicians and maintaining good relations with our physicians. We generally do not employ physicians, and many of our staff physicians have admitting privileges at other hospitals. Only a portion of physicians are interested in practicing in the non-urban communities in which our hospitals are located, and the loss of physicians in these communities, or inability to recruit physicians to these communities, could make it more difficult to attract patients to our hospitals and could affect our profitability. Also, if we are unable to maintain good relationships with physicians, our hospitals' admissions may decrease and our operating performance may decline. In addition, hospitals nationwide are experiencing a shortage of nursing professionals, a trend which many industry observers expect to continue over the next decade. If the supply of qualified nurses or other health care professionals declines in the markets in which our hospitals operate, it may result in increased labor expenses and lower operating margins at those hospitals.

WE DEPEND HEAVILY ON KEY PERSONNEL, AND LOSS OF THE SERVICES OF ONE OR MORE OF OUR KEY SENIOR OR A SIGNIFICANT PORTION OF OUR LOCAL MANAGEMENT PERSONNEL COULD WEAKEN OUR MANAGEMENT TEAM AND OUR ABILITY TO DELIVER HEALTH CARE SERVICES EFFICIENTLY.

     Our success largely depends on the skills, experience and efforts of our senior management, particularly Chairman and Chief Executive Officer, Martin S. Rash; President and Chief Operating Officer, John M. Rutledge; and Chief Financial Officer and Senior Executive Vice President, Stephen M. Ray. Our operations also are dependent on the efforts, ability and experience of key members of our local management staff. The loss of services of one or more members of our senior management or of a significant portion of any of our local management staff could weaken significantly our management expertise and our ability to deliver health care services efficiently. We do not maintain key man life insurance policies on any of our officers.

OTHER HOSPITALS PROVIDE SIMILAR SERVICES, WHICH MAY RAISE THE LEVEL OF COMPETITION FACED BY OUR HOSPITALS.

     In all geographical areas in which we operate, there are other hospitals that provide comparable services to those offered by our hospitals, some of which are owned by governmental agencies and supported by tax revenues, and others of which are owned by not-for-profit corporations and may be supported to a large extent by endowments and charitable contributions. Some of these competitors are larger, may be more established and may have more capital and other resources than we do. Many of our hospitals attempt to attract patients from surrounding counties and communities, including communities in which a competing hospital exists. If our competitors are able to finance capital improvements and expand services at their facilities, we may be unable to attract patients away from these hospitals.

IF WE FAIL TO IMPROVE THE OPERATIONS OF ACQUIRED HOSPITALS, WE MAY BE UNABLE TO ACHIEVE OUR GROWTH STRATEGY.

     Some of the hospitals we have acquired or will acquire had or may have operating losses prior to the time we acquired them. We may be unable to operate profitably any hospital or other facility we acquire, effectively integrate the operations of any acquisitions, or otherwise achieve the intended benefit of our growth strategy.

WE MAY BE SUBJECT TO LIABILITIES BECAUSE OF CLAIMS BROUGHT AGAINST OUR OWNED AND LEASED HOSPITALS. IN ADDITION, IF WE ACQUIRE HOSPITALS WITH UNKNOWN OR CONTINGENT LIABILITIES, WE COULD BECOME LIABLE FOR MATERIAL OBLIGATIONS.

     In recent years, plaintiffs have brought actions against hospitals and other health care providers, alleging malpractice, product liability or other legal theories. Many of these actions involved large claims and significant defense costs. We maintain professional malpractice liability and general liability insurance coverage of approximately $50,000,000 to cover claims arising out of the operations of our owned and leased hospitals. Some of the claims, however, could exceed the scope of the coverage in effect or coverage of particular claims could be denied. While our professional and other liability insurance has been adequate in the past to provide for liability claims, such insurance may not be available for us to maintain adequate levels of insurance.

     In addition, hospitals that we acquire may have unknown or contingent liabilities, including liabilities for failure to comply with health care laws and regulations. Although we obtain contractual indemnification from sellers covering these matters, such indemnification may be insufficient to cover material claims or liabilities for past activities of acquired hospitals.

WE MAY BE SUBJECT TO LIABILITIES BECAUSE OF CLAIMS ARISING FROM OUR HOSPITAL MANAGEMENT ACTIVITIES.

     We may be subject to liabilities from the acts, omissions and liabilities of the employees of hospitals we manage or from the actions of our employees in connection with the management of such hospitals. Our hospital management contracts generally require the hospitals we manage to indemnify us against certain claims and to maintain specified amounts of insurance. The hospitals, however, may not maintain such insurance and indemnification may not be available to us. Recently, other hospital management companies have been subject to complaints alleging that these companies violated laws on behalf of hospitals they managed. In some cases, plaintiffs brought actions against the managing company instead of, or in addition to, their individually managed hospital clients for these violations. Our managed hospitals or other third parties may not hold us harmless for any losses we incur arising out of the acts, omissions and liabilities of the employees of the hospitals we manage. If the courts determine that we are liable for amounts exceeding the limits of any insurance coverage or for claims outside the scope of that coverage or any indemnity, or if any indemnity agreement is determined to be unenforceable, then the resulting liability could affect adversely our business, results of operations and financial condition.

                                  THE COMPANY


     We own and operate acute care hospitals located in non-urban markets. We currently own or lease 20 general acute care hospitals in 13 states with a total of 2,315 licensed beds. Our objective is to be the primary provider of quality health care services in the selected non-urban markets that we serve. We target hospitals for acquisition that are the sole or a primary provider of health care in the non-urban communities that they serve. After acquiring a hospital, we implement a number of strategies designed to improve financial performance. These strategies include improving hospital operations, expanding the breadth of services offered and recruiting physicians to increase market share.



     Our general acute care hospitals typically provide a full range of services commonly available in acute care hospitals, such as internal medicine, general surgery, cardiology, oncology, orthopedics, obstetrics, rehabilitation, subacute care, as well as diagnostic and emergency services. Our hospitals also generally provide outpatient and ancillary health care services such as outpatient surgery, laboratory, radiology, respiratory therapy, home health care and physical therapy. In addition, certain of our general acute care hospitals have a limited number of licensed psychiatric beds. We provide capital resources and make available a variety of management services to our owned and leased hospitals. In addition, we provide management services to 35 primarily non-urban hospitals that we do not own or lease in 13 states with a total of 2,776 licensed beds. For the year ended December 31, 2001 and for the quarter ended March 31, 2002, our owned and leased hospitals accounted for 97.0% and 97.7%, respectively of our net operating revenue.


                                USE OF PROCEEDS

     Unless otherwise specified in the prospectus supplement accompanying this prospectus, we intend to use the net proceeds from the sale of the securities for general corporate purposes, which may include the repayment of indebtedness and the acquisition of additional hospitals.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     On April 30, 2002, we completed a three-for-two stock split in the form of a 50% stock dividend. The selected consolidated financial data of our company in the table below has been restated to give effect to the stock split. The following data is qualified by, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes thereto contained in our Annual Report on Form 10-K for the year ended December 31, 2001, which report is incorporated by reference into this prospectus.

     References to our common stock contained in our Annual Report on Form 10-K and in our consolidated financial statements and related notes contained therein, and in other documents we filed with the Securities and Exchange Commission prior to the effective date of the stock split that are incorporated by reference into this prospectus may not have been adjusted to reflect the stock split.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                   YEAR ENDED DECEMBER 31,
                                     ----------------------------------------------------
                                       1997       1998       1999       2000       2001
                                     --------   --------   --------   --------   --------
INCOME STATEMENT DATA:
Net operating revenue..............  $170,527   $238,855   $346,692   $469,858   $530,739
Income from continuing
  operations.......................     4,075     10,007     14,501     19,938     32,908
Net income.........................     4,075     10,007     14,501     19,938     32,908
Net income (loss) to common
  shareholders(1)..................    (1,002)     9,311     14,501     19,938     32,908
Net income (loss) per share to
  common shareholders -- diluted...     (0.08)      0.30       0.40       0.45       0.67
Ratio of earnings to fixed
  charges(2).......................      1.77x      2.42x      2.55x      2.71x      4.49x

BALANCE SHEET DATA (AT END OF
  PERIOD):
Total assets.......................  $176,461   $339,377   $497,616   $530,852   $759,897
Long-term obligations, less current
  maturities.......................    83,043    134,301    259,992    162,086    330,838
Mandatory redeemable preferred
  stock............................    50,162         --         --         --         --
Stockholders' equity (deficit).....    (1,056)   169,191    184,359    314,714    362,005

---------------

(1) Preferred stock dividends and accretion totaled $5,077 and $696 in 1997 and 1998, respectively. We redeemed the preferred stock in February 1998 at the time of our initial public offering.

(2) The ratio of earnings to fixed charges is calculated by dividing earnings by fixed charges. For this purpose, "earnings" means income from continuing operations before provision for income taxes and extraordinary items plus fixed charges (other than capitalized interest). "Fixed charges" means total interest whether capitalized or expensed (including the portion of rent expense representative of interest costs) on outstanding debt, plus (i) debt-related fees and (ii) amortization of deferred financing costs.

                          DESCRIPTION OF COMMON STOCK


     Our authorized capital stock consists of 150,000,000 shares of common stock, par value $0.01 per share and 100,000 shares of preferred stock. As of June 3, 2002, there were 47,933,470 shares of common stock outstanding held of record by 822 stockholders and no shares of preferred stock outstanding. The following description of our capital stock and provisions of our certificate of incorporation and bylaws are only summaries, and we encourage you to review complete copies of our certificate of incorporation and bylaws, which we have filed previously with the Securities and Exchange Commission.


     Holders of our common stock are entitled to receive, as, when and if declared by our board of directors, dividends and other distributions in cash, stock or property from our assets or funds legally available for those purposes subject to any dividend preferences that may be attributable to preferred stock. Holders of common stock are entitled to one vote for each share held of record on all matters on which stockholders may vote. Holders of common stock are not entitled to cumulative voting for the election of directors. There are no preemptive, conversion, redemption or sinking fund provisions applicable to our common stock. All outstanding shares of common stock are fully paid and non-assessable. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in the assets available for distribution, subject to any prior rights of any holders of preferred stock then outstanding.

TRANSFER AGENT AND EXCHANGE LISTING

     The transfer agent and registrar for our common stock is Wachovia Bank, National Association. Its address is 1525 West W.T. Harris Boulevard, Building 3C3, Charlotte, NC 28262-1153, and its telephone number at this location is
(704) 590-7385.

CERTAIN PROVISIONS OF OUR CERTIFICATE OF INCORPORATION AND BYLAWS

     Certain provisions in our certificate of incorporation and bylaws and of Delaware law could make it harder for someone to acquire us through a tender offer, proxy contest or otherwise. We are governed by the provisions of Section 203 of the Delaware General Corporate Law, which defines a person who owns (or within three years, did own) 15% or more of a company's voting stock as an "interested stockholder." Section 203 prohibits a public Delaware corporation from engaging in a business combination with an interested stockholder for a period commencing three years from the date in which the person became an interested stockholder, unless:

     - the board of directors approved the transaction which resulted in the stockholder becoming an interested stockholder;

     - upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation (excluding shares owned by officers, directors, or certain employee stock purchase plans); or

     - at or subsequent to the time the transaction is approved by the board of directors, there is an affirmative vote of at least 66.66% of the outstanding voting stock approving the transaction.

     Section 203 could prohibit or delay mergers or other takeover attempts against us, and accordingly, may discourage attempts to acquire us through tender offer, proxy contest or otherwise.

     Our certificate of incorporation and bylaws include certain restrictions on who may call a special meeting of stockholders and prohibit certain actions by written consent of the holders of common stock. These provisions could delay, deter or prevent a future takeover or acquisition of us unless such takeover or acquisition is approved by the board of directors.

                         DESCRIPTION OF DEBT SECURITIES

     The debt securities will be direct obligations of ours, which may be secured or unsecured, and which may be senior or subordinated indebtedness. The debt securities will be issued under one or more indentures between us and a trustee. Any indenture will be subject to, and governed by, the Trust Indenture Act of 1939, as amended.

     The following description sets forth certain anticipated general terms and provisions of the debt securities to which any prospectus supplement may relate. The particular terms of the debt securities offered by any prospectus supplement (which terms may be different than those stated below) and the extent, if any, to which such general provisions may apply to the debt securities so offered will be described in the prospectus supplement relating to such debt securities. Accordingly, for a description of the terms of a particular issue of debt securities, you should review both the prospectus supplement relating thereto and the following description.

GENERAL

     We may issue debt securities that rank "senior," "senior subordinated" or "subordinated." The debt securities that we refer to as "senior securities" will be direct obligations of ours and will rank equally and ratably in right of payment with other indebtedness of ours that is not subordinated. We may issue debt securities that will be subordinated in right of payment to the prior payment in full of senior indebtedness, as defined in the applicable prospectus supplement, and may rank equally and ratably with senior subordinated notes and any other senior subordinated indebtedness. We refer to these as "senior subordinated securities." We also may issue debt securities that may be subordinated in right of payment to any senior subordinated securities. These would be "subordinated securities." We have filed with the registration statement of which this prospectus is a part two separate forms of indenture, one for the senior securities and one for the senior subordinated and subordinated securities.

     We may issue the debt securities without limit as to aggregate principal amount, in one or more series, in each case as we establish in one or more supplemental indentures. We need not issue all debt securities of one series at the same time. Unless we otherwise provide, we may reopen a series, without the consent of the holders of such series, for issuances of additional securities of that series.

     We anticipate that any indenture will provide that we may, but need not, designate more than one trustee under an indenture, each with respect to one or more series of debt securities. Any trustee under any indenture may resign or be removed with respect to one or more series of debt securities, and we may appoint a successor trustee to act with respect to that series.

     The prospectus supplement will describe the specific terms of the series of debt securities we will offer, including, if applicable, the following:

     - the title and series designation and whether they are senior securities, senior subordinated securities or subordinated securities;

     - the aggregate principal amount of the securities;

     - the percentage of the principal amount at which we will issue the debt securities and, if other than the principal amount of the debt securities, the portion of the principal amount of the debt securities payable upon maturity of the debt securities;

     - if convertible, the initial conversion price, the conversion period and any other terms governing such conversion;

     - the stated maturity date;

     - any fixed or variable interest rate or rates per annum;

     - the place where principal, premium, if any, and interest will be payable and where the debt securities can be surrendered for transfer, exchange or conversion;

     - the date from which interest may accrue and any interest payment dates;

     - any sinking fund requirements;

     - any provisions for redemption, including the redemption price and any remarketing arrangements;

     - whether the securities are denominated or payable in United States dollars or a foreign currency or a composite unit of two or more foreign currencies;

     - the events of default and covenants of such securities, to the extent different from or in addition to those described in this prospectus;

     - whether we will issue the debt securities in certificated or book-entry form;

     - whether the debt securities will be in registered or bearer form and, if in registered form, the denominations, if other than in even multiples of $1,000, and, if in bearer form, the denominations and terms and conditions relating thereto;

     - whether we will issue any of the debt securities in permanent global form and, if so, the terms and conditions, if any, upon which interests in the global security may be exchanged, in whole or in part, for the individual debt securities represented by the global security;

     - the applicability, if any, of the defeasance and covenant defeasance provisions described in this prospectus or any prospectus supplement;

     - whether we will pay additional amounts on the securities in respect of any tax, assessment or governmental charge and, if so, whether we will have the option to redeem the debt securities instead of making this payment;

     - the subordination provisions, if any, relating to the debt securities;

     - if the debt securities are to be issued upon the exercise of warrants exercisable for debt securities, the time, manner and place for them to be authenticated and delivered;

     - the provisions relating to any security provided for the debt securities; and

     - the provisions relating to any guarantee of the debt securities.

     We may issue debt securities at less than the principal amount payable upon maturity. We refer to these securities as "original issue discount securities." If material or applicable, we will describe in the prospectus supplement special U.S. federal income tax, accounting and other considerations applicable to original issue discount securities.

     Except as may be set forth in any prospectus supplement, an indenture will not contain any other provisions that would limit our ability to incur indebtedness or that would afford holders of the debt securities protection in the event of a highly leveraged or similar transaction involving us or in the event of a change of control. You should review carefully the prospectus supplement for information with respect to events of default and covenants applicable to the securities being offered.

DENOMINATIONS, INTEREST, REGISTRATION AND TRANSFER

     Unless otherwise described in the prospectus supplement, we will issue the debt securities of any series that are registered securities in denominations that are even multiples of $1,000, other than global securities, which may be of any denomination.

     Unless otherwise specified in the applicable prospectus supplement, we will pay the interest, principal and any premium at the corporate trust office of the trustee. At our option, however, we may make payment of interest by check mailed to the address of the person entitled to the payment as it appears in the applicable register or by wire transfer of funds to that person at an account maintained within the United States.

     If we do not punctually pay or duly provide for interest on any interest payment date, the defaulted interest will be paid either:

     - to the person in whose name the debt security is registered at the close of business on a special record date that we will fix; or

     - in any other lawful manner, all as the applicable indenture describes.

     You may have your debt securities divided into more debt securities of smaller denominations (subject to applicable minimum denominations) or combined into fewer debt securities of larger denominations, as long as the total principal amount is not changed. We call this an "exchange." You may exchange or transfer debt securities at the office of the applicable trustee. The trustee acts as our agent for registering debt securities in the names of holders and transferring debt securities. We may change this appointment to another entity or perform it ourselves. The entity performing the role of maintaining the list of registered holders is called the "registrar." It will also perform transfers.

     You will not be required to pay a service charge to transfer or exchange debt securities, but you may be required to pay for any tax or other governmental charge associated with the exchange or transfer. The security registrar will make the transfer or exchange only if it is satisfied with your proof of ownership.

MERGER, CONSOLIDATION OR SALE OF ASSETS

     Under any indenture, we are generally permitted to consolidate or merge with another company. We are also permitted to sell substantially all of our assets to another company, or to buy substantially all of the assets of another company. We may not, however, take any of these actions unless all the following conditions are met:

     - If we merge out of existence or sell our assets, the other company must be a corporation, partnership or other entity organized under the laws of a State or the District of Columbia or under federal law. The other company must expressly assume and agree to be legally responsible for the debt securities.

     - Immediately after the merger, sale of assets or other transaction, we must not be in default on the debt securities. A default for this purpose would include any event that would be an event of default if the requirements for giving us default notice or a default having to exist for a specific period of time were disregarded.

CERTAIN COVENANTS

     Provision of Financial Information. We will deliver to the trustee a copy of our annual report to shareholders, our reports on Forms 10-K, 10-Q and 8-K and any other reports that we are required to file with the SEC pursuant to
Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended.

     Any additional or different covenants, or modifications to the foregoing covenants, with respect to any series of debt securities will be set forth in the applicable prospectus supplement.

EVENTS OF DEFAULT AND RELATED MATTERS

     Events of Default.  The term "event of default" means any of the following:

     - We do not pay the principal or any premium on a debt security on its due date;

     - We do not pay interest on a debt security within 30 days of its due date;

     - We do not deposit any sinking fund payment on its due date;

     - We remain in breach of any other term of the applicable indenture for 60 days from the date we receive a notice of default stating we are in breach. Either the trustee or holders of 25% in principal amount of debt securities of the affected series may send the notice;

     - Default in the payment of any of our other indebtedness over a specified amount that results in the acceleration of the maturity of the indebtedness or constitutes a default in the payment of the indebtedness at final maturity, but only if the indebtedness is not discharged or the acceleration is not rescinded or annulled within 30 days after written notice to us from the holders of such debt securities;

     - We or one of our "significant subsidiaries" files for bankruptcy or certain other events in bankruptcy, insolvency or reorganization occur; or

     - Any other event of default described in the applicable prospectus supplement occurs.

     The term "significant subsidiary" means each of our subsidiaries that meets any of the following conditions:

     - Our company's and its other subsidiaries' investments in and advances to the subsidiary exceed 10% of the total assets of our company and its subsidiaries consolidated as of the end of the most recently completed fiscal year;

     - Our company's and its other subsidiaries' proportionate share of the total assets of the subsidiary exceeds 10% of the total assets of our company and its subsidiaries consolidated as of the end of the most recently completed fiscal year; or

     - Our company's and its other subsidiaries' equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of the subsidiary exceeds 10% of such income of our company and its subsidiaries consolidated for the most recently completed fiscal year.

Remedies If an Event of Default Occurs. If an event of default has occurred and has not been cured, the trustee or the holders of at least 25% in principal amount of the debt securities of the affected series may declare by a notice in writing to us the entire principal amount of all the debt securities of that series to be due and immediately payable. We call this a "declaration of acceleration of maturity." If an event of default occurs because of certain events in bankruptcy, insolvency or reorganization, the principal amount of all the debt securities of that series will be automatically accelerated, without any action by the trustee or any holder. At any time after the trustee or the holders have accelerated any series of debt securities, but before a judgment or decree for payment of the money due has been obtained, the holders of at least a majority in principal amount of the debt securities of the affected series may, under certain circumstances, rescind and annul such acceleration.

     The trustee will be required to give notice to the holders of debt securities within 90 days of a default under the applicable indenture unless the default has been cured or waived. The trustee may withhold notice to the holders of any series of debt securities of any default with respect to that series, except a default in the payment of the principal of or interest on any debt security of that series, if specified responsible officers of the trustee in good faith determine that withholding the notice is in the interest of the holders.

     Except in cases of default, where the trustee has some special duties, the trustee is not required to take any action under the applicable indenture at the request of any holders unless the holders offer the trustee reasonable indemnity protection from expenses and liability. If reasonable indemnity is provided, the holders of a majority in principal amount of the outstanding securities of the relevant series may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustee. These majority holders may also direct the trustee in performing any other action under the applicable indenture, subject to certain limitations.

     Before you bypass the trustee and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to the debt securities, the following must occur:

     - You must give the trustee written notice that an event of default has occurred and remains uncured;

     - The holders of at least 25% in principal amount of all outstanding securities of the relevant series must make a written request that the trustee take action because of the default, and must offer reasonable indemnity to the trustee against the cost and other liabilities of taking that action; and

     - The trustee must have not taken action for 60 days after receipt of the above notice and offer of indemnity.

You are, however, entitled at any time to bring a lawsuit for the payment of money due on your security after its due date.

     Every year we will furnish to the trustee a written statement by certain of our officers certifying that to their knowledge we are in compliance with the applicable indenture and the debt securities, or else specifying any default.

MODIFICATION OF AN INDENTURE

     There are three types of changes we can make to the indentures and the debt securities:

     Changes Requiring Your Approval. First, there are changes we cannot make to your debt securities without your specific approval. The following is a list of those types of changes:

     - change the stated maturity of the principal or interest on a debt security;

     - reduce any amounts due on a debt security;

     - reduce the amount of principal payable upon acceleration of the maturity of a debt security following a default;

     - change the currency of payment on a debt security;

     - impair your right to sue for payment;

     - modify the subordination provisions, if any, in a manner that is adverse to you;

     - reduce the percentage of holders of debt securities whose consent is needed to modify or amend an indenture or to waive compliance with certain provisions of an indenture or to waive past defaults;

     - waive a default or event of default in the payment of principal of or premium, if any, or interest on the debt securities; or

     - modify any of the foregoing provisions.

     Changes Requiring a Majority Vote. The second type of change to an indenture and the debt securities is the kind that requires a vote in favor by holders of debt securities owning a majority of the principal amount of the particular series affected. The vast majority of prospective changes to the indenture fall into this category requiring a majority vote, except for those changes requiring approval of each of the holders of the debt securities (listed above under "-- Changes Requiring Your Approval") and those changes that would not materially adversely affect holders of debt securities (listed below under "-- Changes Not Requiring Approval"). For example, we will require an affirmative vote of the holders of a majority of the principal amount of a particular series in order to enter into a supplemental indenture that adds, changes or eliminates any provisions of the indenture or that modifies in any manner the rights of holders of such debt securities. We cannot, however, obtain a waiver of a payment default or any other aspect of an indenture or the debt securities listed in the first category described above under "-- Changes Requiring Your Approval" unless we obtain your individual consent to the waiver.

     Changes Not Requiring Approval. The third type of change does not require any vote by holders of debt securities. This type is limited to clarifications and certain other changes that would not materially adversely affect holders of the debt securities, such as changes to:

     - amend or supplement the indenture or the securities of any series in order to cure any ambiguity, defect or inconsistency;

     - comply with the provisions of the indenture describing permitted mergers, consolidations and asset transfers;

     - provide for uncertificated debt securities in addition to or in replacement of certificated debt securities;

     - provide for the issuance of and establish the form and terms and conditions of the debt securities of any series, as permitted by the indenture;

     - evidence and provide for the appointment of a successor trustee under the indenture;

     - comply with SEC requirements in order to maintain qualification of indenture under the Trust Indenture Act of 1939; or

     - make any changes that would not materially adversely affect the rights of any holder of the debt securities.

     Further Details Concerning Voting. Debt securities are not considered outstanding, and therefore holders are not eligible to vote, if we have deposited or set aside in trust for you money for their payment or redemption or if we or one of our affiliates own them. Debt securities also are not eligible for voting if they have been fully defeased as described immediately below under "-- Discharge, Defeasance and Covenant Defeasance -- Full Defeasance." For original issue discount securities, we will use the principal amount that would be due and payable on the voting date if the maturity of the debt securities were accelerated to that date because of a default.

DISCHARGE, DEFEASANCE AND COVENANT DEFEASANCE

     Discharge. We may discharge some obligations to holders of any series of debt securities that either have become due and payable or will become due and payable within one year, or that are scheduled for redemption within one year, by irrevocably depositing with the trustee, in trust, funds in the applicable currency in an amount sufficient to pay the debt securities, including any premium and interest.

     Full Defeasance. We can, under particular circumstances, effect a full defeasance of your series of debt securities. By this we mean we can legally release ourselves from any payment or other obligations on the debt securities if we put in place the following arrangements to repay you and deliver certain certificates and opinions to the trustee:

     - We must deposit in trust for your benefit and the benefit of all other direct holders of the debt securities a combination of money and U.S. government or U.S. government agency notes or bonds that will generate enough cash to make interest, principal and any other payments on the debt securities on their various due dates. If the debt securities are denominated in a foreign currency, then we may deposit foreign government notes or bonds.

     - The current federal tax law must be changed or an IRS ruling must be issued permitting the above deposit without causing you to be taxed on the debt securities any differently than if we did not make the deposit and just repaid the debt securities ourselves. Under current federal tax law, the deposit and our legal release from the debt securities would be treated as though we took back your debt securities and gave you your share of the cash and notes or bonds deposited in trust. In that event, you could recognize gain or loss on the debt securities you give back to us.

     - We must deliver to the trustee a legal opinion confirming the tax law change described above.

     If we did accomplish full defeasance, you would have to rely solely on the trust deposit for repayment on the debt securities. You could not look to us for repayment in the unlikely event of any shortfall. Conversely, the trust deposit would most likely be protected from claims of our lenders and other creditors if we ever became bankrupt or insolvent. You would also be released from any subordination provisions.

     Covenant Defeasance. Under current federal tax law, we can make the same type of deposit described above and be released from some of the restrictive covenants in the debt securities. This is called "covenant defeasance." In that event, you would lose the protection of those restrictive covenants but would gain the protection of having money and securities set aside in trust to repay the securities and you would be released from any subordination provisions. In order to achieve covenant defeasance, we must do certain things, including the following:

     - We must deposit in trust for your benefit and the benefit of all other direct holders of the series of debt securities a combination of money and U.S. government or U.S. government agency notes or bonds (or, in the case of debt securities denominated in a foreign currency, foreign government notes or bonds) that will generate enough cash to make interest, principal and any other payments on the debt securities on their various due dates.

     - We must deliver to the trustee a legal opinion confirming that under current federal income tax law we may make the above deposit without causing you to be taxed on the debt securities any differently than if we did not make the deposit and just repaid the debt securities ourselves.

     If we accomplish covenant defeasance, the following provisions of an indenture and the debt securities would no longer apply:

     - any covenants applicable to the series of debt securities and described in the applicable prospectus supplement;

     - any subordination provisions; and

     - certain events of default relating to breach of covenants and acceleration of the maturity of other debt set forth in any prospectus supplement.

     If we accomplish covenant defeasance, you can still look to us for repayment of the debt securities if a shortfall in the trust deposit occurred. If one of the remaining events of default occurs, for example, our bankruptcy, and the debt securities become immediately due and payable, there may be a shortfall. Depending on the event causing the default, you may not be able to obtain payment of the shortfall.

SUBORDINATION

     We will set forth in the applicable prospectus supplement the terms and conditions, if any, upon which any series of senior subordinated securities or subordinated securities is subordinated to debt securities of another series or to other indebtedness of ours. The terms will include a description of:

     - the indebtedness ranking senior to the debt securities being offered;

     - the restrictions, if any, on payments to the holders of the debt securities being offered while a default with respect to the senior indebtedness is continuing;

     - the restrictions, if any, on payments to the holders of the debt securities being offered following an event of default; and

     - provisions requiring holders of the debt securities being offered to remit some payments to holders of senior indebtedness.

     The debt securities will rank junior in right of payment to all of our existing and future senior secured indebtedness. As of May 22, 2002, our company had approximately $126.3 million of senior secured indebtedness outstanding. In addition, we are structured as a holding company, and we conduct most of our business operations through our subsidiaries. Accordingly, the debt securities also will rank junior to the existing and future indebtedness and other liabilities and commitments of our subsidiaries. As of April 30, 2002, our subsidiaries had aggregate liabilities of approximately $15.2 million.

     In addition, the debt securities will rank senior or equal in right of payment to our 4 1/2% Convertible Subordinated Notes due 2005, of which $150,000,000 aggregate principal amount is currently outstanding, and our 4 1/4% Convertible Subordinated Notes due 2008, of which $172,500,000 aggregate principal amount is currently outstanding.

GLOBAL SECURITIES

     If so set forth in the applicable prospectus supplement, we may issue the debt securities of a series in whole or in part in the form of one or more global securities that will be deposited with a depository identified in the prospectus supplement. We may issue global securities in either registered or bearer form and in either temporary or permanent form. The specific terms of the depository arrangement with respect to any series of debt securities will be described in the prospectus supplement.

                              PLAN OF DISTRIBUTION

     We may sell securities through underwriters for public offer and sale by them and also may sell securities offered hereby to investors directly or through agents. Any such underwriter or agent involved in the offer and sale of the securities will be named in the applicable prospectus supplement.

     Underwriters may offer and sell the securities at a fixed price or prices, which may be changed, at prices related to the prevailing market prices at the time of sale or at negotiated prices. We also may, from time to time, authorize underwriters acting as agents to offer and sell securities upon terms and conditions set forth in the applicable prospectus supplement. In connection with the sale of the securities, underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the securities for whom they may act as agent. Underwriters may sell securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

     Any underwriters or agents in connection with an offering of the securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable prospectus supplement. Underwriters, dealers and agents participating in the distribution of the securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions, under the Securities Act of 1933, as amended. Underwriters, dealers and agents may be entitled, under agreements to be entered into with us, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act or to contributions with respect to payments which the agents or underwriters may be required to make in respect thereof. Agents and underwriters may engage in transactions with or perform services for us in the ordinary course of business.

     If so indicated in the applicable prospectus supplement, we will authorize underwriters or other persons acting as its agents to solicit offers by certain institutions to purchase securities from us at the public offering price set forth in such prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on the date or dates stated in such prospectus supplement. Each delayed delivery contract will be for an amount not less than, and the aggregate principal amount of securities sold pursuant to delayed delivery contracts shall not be less nor more than, the respective amounts stated in the applicable prospectus supplement. Institutions with whom delayed delivery contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions, but will in all cases be subject to approval. Delayed delivery contracts will not be subject to any conditions, except (i) the purchase by an institution of the securities covered by its delayed delivery contracts shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject, and (ii) if the securities are being sold to underwriters, we shall have sold to such underwriters the total principal amount of the securities less the principal amount thereof covered by delayed delivery contracts.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 2001, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                                 LEGAL MATTERS

     The legality of the securities will be passed upon by Waller Lansden Dortch & Davis, A Professional Limited Liability Company, Nashville, Tennessee.

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The expenses of this offering are estimated as follows:

SEC registration fee........................................   $27,600
Printing and shipping expenses..............................         *
Legal fees and expenses.....................................         *
Blue Sky filing fees and expenses...........................         *
Accounting fees and expenses................................         *
Transfer agent or trustee fees..............................         *
Exchange listing fees.......................................         *
Miscellaneous...............................................         *
                                                               -------
          Total.............................................   $     *
                                                               =======

---------------

* To be filed by amendment or incorporated by reference when required in connection with the offering of securities.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The registrant's certificate of incorporation provides that, to the fullest extent provided by Delaware law, no director of the registrant shall be liable to the registrant or its stockholders for monetary damages arising from a breach of fiduciary duty owed to the registrant or its stockholders. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability for:

     - breach of the director's duty of loyalty;

     - acts or omissions not in good faith, intentional misconduct or a knowing violation of the law;

     - the unlawful payment of a dividend or unlawful stock purchase or redemption; and

     - any transaction from which the director derives an improper personal benefit.

     Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the registrant. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

     The registrant maintains standard policies of insurance under which coverage is provided (a) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and (b) to the registrant with respect to payments which may be made by the registrant to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

ITEM 16.  EXHIBITS


EXHIBIT
  NO.                                  DESCRIPTION
-------                                -----------
  1.1      --  Form of Underwriting Agreement.*
  3.1      --  Amended and Restated Certificate of Incorporation of
               Province Healthcare Company, as filed with the Delaware
               Secretary of State on June 16, 2000.(4)
  3.2      --  Amendment to the Amended and Restated Certificate of
               Incorporation of Province Healthcare Company, as filed with the Delaware Secretary of State on May 22, 2002.(2)
  3.3      --  Amended and Restated Bylaws of Province Healthcare
               Company.(2)
  4.1      --  Form of Senior Indenture.(2)
  4.2      --  Form of Subordinated Indenture.(2)
  4.3      --  Form of Common Stock Certificate.(1)
  5.1      --  Opinion of Waller Lansden Dortch & Davis, A Professional
               Limited Liability Company.(2)
  8.1      --  Opinion of Waller Lansden Dortch & Davis, A Professional
               Limited Liability Company (as to tax matters).*
 12.1      --  Statement regarding Computation of Ratio of Earnings to
               Fixed Charges.(2)
 23.1      --  Consent of Ernst & Young LLP.(1)
 23.2      --  Consent of Waller Lansden Dortch & Davis, A Professional
               Limited Liability Company (contained in opinion previously filed as Exhibit 5.1).
 24.1      --  Power of Attorney.(2)
 25.1      --  Statement of Eligibility and Qualification of Senior Trustee
               under the Trust Indenture Act of 1939 (to be filed in
               accordance with Rule 305(b)(2) of the Trust Indenture Act of
               1939).*
 25.2      --  Statement of Eligibility and Qualification of Subordinated
               Trustee under the Trust Indenture Act of 1939 (to be filed in accordance with Rule 305(b)(2) of the Trust Indenture Act of 1939).*


---------------

 * To be filed by amendment or incorporated by reference when required in connection with the offering of securities.

(1) Filed herewith.

(2) Previously filed.

(3) Incorporated by reference to the exhibits filed with the registrant's registration statement on Form S-1, filed August 27, 1999, Registration No. 333-34421.

(4) Incorporated by reference to the exhibits filed with the registrant's quarterly report filed on Form 10-Q, for the quarterly period ended June 30, 2000, Commission File No. 0-23639.

ITEM 17.  UNDERTAKINGS

UNDERTAKINGS

     The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the indemnification provisions described herein, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection
(a) of Section 310 of the Trust Indenture Act of 1939 (the "TIA") in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the TIA.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Brentwood, State of Tennessee, on June 10, 2002.


                                          PROVINCE HEALTHCARE COMPANY

                                          By:      /s/ Martin S. Rash
                                            ------------------------------------
                                                       Martin S. Rash
                                            Chairman and Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                    SIGNATURE                                       TITLE                      DATE
                    ---------                                       -----                      ----

                /s/ Martin S. Rash                     Chairman of the Board and Chief     June 10, 2002
 ------------------------------------------------             Executive Officer
                  Martin S. Rash


       /s/ Martin S. Rash, Attorney-in-fact           Senior Executive Vice President,     June 10, 2002
 ------------------------------------------------        Chief Financial Officer and
                  Stephen M. Ray                        Director (Principal Financial
                                                                  Officer)


       /s/ Martin S. Rash, Attorney-in-fact          President, Chief Operating Officer    June 10, 2002
 ------------------------------------------------               and Director
                 John M. Rutledge


       /s/ Martin S. Rash, Attorney-in-fact                       Director                 June 10, 2002
 ------------------------------------------------
                 Winfield C. Dunn


       /s/ Martin S. Rash, Attorney-in-fact                       Director                 June 10, 2002
 ------------------------------------------------
                Paul J. Feldstein


       /s/ Martin S. Rash, Attorney-in-fact                       Director                 June 10, 2002
 ------------------------------------------------
                  David R. Klock


       /s/ Martin S. Rash, Attorney-in-fact                       Director                 June 10, 2002
 ------------------------------------------------
                 Joseph P. Nolan


       /s/ Martin S. Rash, Attorney-in-fact                       Director                 June 10, 2002
 ------------------------------------------------
                 David L. Steffy